PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED FEBRUARY 10, 2004

TO PROSPECTUS DATED JANUARY 6, 2004

SAND WASH BASIN, COLORADO PROSPECT

Additional Current Prospect Area

Colorado. The Sand Wash Basin, located in northwestern Colorado, is a third potential prospect area. Successful wells drilled in this area are expected to produce primarily natural gas with small associated amounts of oil and water. Several upper Cretaceous and Tertiary aged sandstone reservoirs are prospective for commercial hydrocarbon production in the prospect area. The deepest potential targets are part of the Mesaverde including the Lewis, Fox Hills and Lance formations. In addition, shallower Tertiary aged Fort Union and Wasatch Sands may be secondary targets. Well depths may range approximately from 8,000 to 12,000 feet or more depending upon structural position within the basin. It is anticipated that several stacked sandstone sequences may be productive in a single well. Wells may range from development, field extension to exploratory and will likely be drilled offsetting previously drilled wells where electric well log information is available.

Summary of Prospect Area
Productive
	Productive	Depth	Reservoir	Interval	Production
Prospect	Formation	Range (Ft.)	Type	Thickness	Type
Sand Wash Basin	Lance	8,000 to 10,000	Sandstone	50 - 200 Ft.	Gas
Colorado	Lewis / Fox Hills	9,000 to 11,000	Sandstone	50 - 200 Ft.	Gas
	Lower Mesaverde	10,000 to 13,000	Sandstone	25 - 150 Ft.	Gas

FOOTAGE BASED RATES

Intangible
		Approximate	Drilling and	Intangible
Location	Target Formations	Well Depth	Completion Costs	Dry Hole Cost
Sand Wash Basin	Cretaceous and	8,000 to 12,000 Ft.	$135 per foot.	$76 per foot.
Colorado	Tertiary Sands

	PER WELL OPERATING CHARGES

Well Location	Monthly Partnership	Monthly Welltending Fee
	Administration
Sand Wash Basin	$75	$600
Colorado